 **Inland Real Estate Corporation**

Supplemental Financial Information

For the Three Months Ended
March 31, 2008

2901 Butterfield Road
Oak Brook, Illinois 60523
Telephone: (630) 218-8000
Facsimile: (630) 218-7357
www.inlandrealestate.com

Inland Real Estate Corporation
Supplemental Financial Information
For the Three Months Ended March 31, 2008

TABLE OF CONTENTS

	Page
Earnings Press Release	2 – 9
Financial Highlights	10 – 11
Funds From Operations and Other Information	12
Debt Schedule	13 – 14
Top Ten Retail Tenants	15
Lease Expiration Analysis	16 – 18
Leasing Activity	19 – 24
Same Store Net Operating Income Analysis	25
Property Transactions	26
Unconsolidated Joint Ventures	27 – 34
Property List	35 – 46

This supplemental financial information contains forward-looking statements. Forward-looking statements are statements that are not historical, including statements regarding management's intentions, beliefs, expectations, representations, plans or predictions of the future, and are typically identified by such words as "believe," "expect," "anticipate," "intend," "estimate," "may," "will," "should" and "could." The Company intends that such forward-looking statements be subject to the safe harbors created by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. There are numerous risks and uncertainties that could cause actual results to differ materially from those set forth in the forward-looking statements. Please refer to the documents filed by Inland Real Estate Corporation with the SEC, specifically the Company's Annual Report on Form 10-K for the year ended December 31, 2007, for a more complete discussion of these risks and uncertainties. Inland Real Estate Corporation disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Inland Real Estate Corporation
2901 Butterfield Road
Oak Brook, IL 60523
(888) 331-4732
www.inlandrealestate.com

 **News Release**

Inland Real Estate Corporation (Investors/Analysts):
Dawn Benchelt, Investor Relations Director
(630) 218-7364
benchelt@inlandrealestate.com

Inland Communications, Inc. (Media):
Joel Cunningham
(630) 218-8000 x4897
cunningham@inlandgroup.com

INLAND REAL ESTATE CORPORATION
REPORTS FINANCIAL RESULTS FOR FIRST QUARTER 2008

OAK BROOK, IL (May 6, 2008) – Inland Real Estate Corporation (NYSE: IRC) today announced financial and operational results for the three months ended March 31, 2008.

Quarter and Recent Highlights

- Funds from Operations (FFO) of $22.9 million or $0.35 per share (basic and diluted) and net income of $10.4 million or $0.16 per share (basic and diluted) for first quarter 2008, in line with Company expectations and analysts' averaged estimates

- Total revenues increased 4.9% to $50.1 million and fee income up 54.9% to $1.0 million, year-over-year

- Total of 86 leases executed for rental of 544,128 aggregate square feet; average base rents for new and renewal leases up 33.2% and 9.7%, respectively, over expiring rates; portfolio maintained historically high leased occupancy rate over 95%

- Three-year $155.0 million line of credit closed with expanded bank group

- Thomas D'Arcy appointed chairman of the board of directors; Mark Zalatoris promoted to president and chief executive officer

Financial Results

The Company reported that FFO, a widely accepted measure of performance for real estate investment trusts (REITs), for the three months ended March 31, 2008 was $22.9 million, a decrease of $1.3 million or 5.3% compared to $24.2 million for the three months ended March 31, 2007. On a per share basis, FFO was $0.35 (basic and diluted) for the three months ended March 31, 2008, a decrease of $0.02 or 5.4% compared to the three months ended March 31, 2007. The decreases in FFO and FFO per share were primarily due to greater gains from sales of a joint venture interest and an undeveloped land parcel during the first quarter of 2007, compared to a smaller gain from an undeveloped land parcel sale during the first quarter of 2008. The first quarter 2007 transactions resulted in a combined gain of approximately $3.1 million or $0.04 per share, whereas the land parcel sale in the first quarter 2008 resulted in a gain of approximately $0.4 million or $0.01 per share.

The Company reported that net income was $10.4 million for the three months ended March 31, 2008, a decrease of 10.8% compared to net income of $11.7 million for the three months ended March 31, 2007. On a per share basis, net income was $0.16 per share (basic and diluted) for the three months ended March 31, 2008, a decrease of 11.1% compared to $0.18 per share (basic and diluted) for the three months ended March 31, 2007. Net income and net income per share decreased primarily as a result of the aforementioned items.

A reconciliation of FFO to net income and FFO per share to net income per share is provided at the end of this news release.

Board and Management Changes
In April, the Company announced that Thomas P. D'Arcy was appointed non-executive chairman of the board of directors. Mr. D'Arcy has served as an independent director and member of the audit committee since 2005. He assumed the role from Daniel L. Goodwin, who will continue to serve as a director. Mr. Goodwin remains the largest individual shareholder of Inland Real Estate Corporation. The Company also announced in April that Mark E. Zalatoris was promoted to president and chief executive officer of the Company. Mr. Zalatoris most recently served as executive vice president, chief operating officer and treasurer. He succeeded Robert D. Parks, who will remain on the board through the 2008 annual meeting of shareholders. Mr. Parks also continues to be a significant shareholder of the Company. The title and position changes further demonstrate the independence of Inland Real Estate Corporation's board of directors and strengthen the Company's external corporate governance profile.

Commenting as the Company's new president and chief executive officer, Mr. Zalatoris said, "I look forward to working closely with the board and a dedicated Inland team as we leverage our value and necessity-based retail portfolio and implement joint venture growth initiatives to deliver steady long-term performance."

Mr. Zalatoris continued, "Although FFO and net income year-over-year comparisons were impacted by the amount of one-time gains reported in each quarter, our performance was on track with internal expectations and analysts' averaged estimates. I am also pleased with the Company's consistently strong leasing results, which include for this quarter a 33.2% increase on new lease rents over average expiring base rents and a portfolio-wide leased occupancy rate over 95%. We believe these statistics reflect the resiliency of the Company's well-positioned properties, which continue to be in demand by retailers throughout a challenging market."

Portfolio Performance
For the three months ended March 31, 2008, total revenues increased $2.3 million or 4.9% to $50.1 million from $47.8 million for the first quarter 2007, primarily due to additional property acquisitions, increased revenue from the same store portfolio and increased fee income from unconsolidated joint venture initiatives.

The Company evaluates its overall portfolio by analyzing the operating performance of properties that have been owned and operated for the same three month period during each year. A total of 128 of the Company's investment properties satisfied this criterion during these periods and are referred to as "same store" properties. Same store net operating income (excluding the impact of straight-line and intangible lease rent) was $30.4 million for the quarter, a decrease of approximately $0.2 million or 0.6% from the first quarter 2007. The year-over-year decrease in same store net operating income was primarily due to the impact on revenue, in particular real estate tax recovery, of the current locations of certain big box vacancies. As of March 31, 2008, financial occupancy for the Company's same store portfolio was 94.3%, compared to 94.3% as of December 31, 2007 and 94.5% as of March 31, 2007.

Earnings before interest, taxes, depreciation and amortization (EBITDA) was $36.6 million for the three months ended March 31, 2008, a decrease of 1.1% compared to $37.0 million for the first quarter 2007. A definition and reconciliation of EBITDA to income from continuing operations is provided at the end of this news release.

Balance Sheet, Market Value and Liquidity
EBITDA coverage of interest expense was 2.7 times for the three months ended March 31, 2008, consistent with the 2.6 times reported in the prior quarter and the 2.8 times reported for the first quarter 2007. The Company has provided EBITDA and related non-GAAP coverage ratios as supplemental disclosure because the Company believes such disclosure provides useful information regarding its ability to service and incur debt.

As of March 31, 2008, the Company had an equity market capitalization of approximately $1.0 billion and $1.1 billion of total debt outstanding (including the pro-rata share of debt in unconsolidated joint ventures) for a total market capitalization of approximately $2.1 billion and a debt-to-total market capitalization of 51.8%. Including the convertible notes, 80.6% of this debt was fixed at a weighted average interest rate of 5.13%. As of March 31 2008, the Company had $110.0 million outstanding on its unsecured line of credit, with up to $40.0 million available. The Company uses this for acquisitions, capital improvements, tenant improvements, leasing costs and working capital.

In April the Company renewed its three-year $150.0 million unsecured line of credit, and negotiated an increase to $155.0 million, with an expanded lending group of five banks comprised of KeyBank, Wachovia, Bank of America, Wells Fargo and Bank of Montreal.

"The line of credit we have put into place confirms our ability to access the capital markets and provides sufficient liquidity to fund our current business plan," said Brett Brown, vice president and chief financial officer. "The new agreement extends our borrowing capacity to $155.0 million under favorable terms, strengthens our existing banking relationships with trusted partners, and expands our lending group to include additional well-established institutions. The agreement also provides for additional pricing advantages that take effect by year end 2008, upon achieving a certain unencumbered profile."

Leasing
The Company reported continued strong leasing activity across its portfolio during the quarter. For the three months ended March 31, 2008 the Company executed 18 new, 54 renewal and 14 non-comparable leases (new, previously unleased space) aggregating 544,128 square feet. The 18 new leases comprise 67,674 square feet with an average rental rate of $17.91 per square foot, a 33.2% increase over the average expiring rate. The 54 renewal leases comprise 347,867 square feet with an average rental rate of $10.95 per square foot, which represents a 9.7% increase over the average expiring rate. The 14 non-comparable leases comprise 128,587 square feet with an average base rent of $13.55. As of March 31, 2008, the Company's portfolio was 95.2% leased, compared to 95.6% leased in the quarters ended December 31, 2007 and March 31, 2007. Financial occupancy for the entire portfolio was 94.8% for the quarter, compared to 95.2% for the fourth quarter 2007 and 94.9% for the first quarter 2007.

Acquisitions
During the quarter the Company acquired for $23.2 million Fox Run Square, a 143,512 square foot neighborhood shopping center in Naperville, Illinois, anchored by Dominick's Finer Foods and Ace Hardware. The Company plans to contribute this property to its joint venture with Inland Real Estate Exchange Corporation (IREX).

Dispositions
The Company sold two properties during the quarter totaling 54,465 square feet and for an aggregate sales price of approximately $5.7 million. The dispositions included a 13,500 square foot vacant Walgreen's building in Decatur, Illinois for approximately $0.4 million and the 40,965 square foot Terramere Plaza Shopping Center in Arlington Heights, Illinois for $5.3 million. A portion of the proceeds from these dispositions was used to pay down debt and for general corporate purposes.

Joint Venture Activity
In 2007 the Company acquired through its IREX joint venture a total of nine properties with an aggregate property value of $150.1 million. As of March 31, 2008, the Company had closed sales of five of the 2007 acquisitions to 1031 Exchange Investors. Three properties acquired in sale-leaseback transactions with AT&T Services in December 2007 were 100% committed, with closings in process. The Company also reported that it is negotiating the sale of the remaining retail property to an interested single buyer.

"The IREX joint venture is a capital-efficient vehicle that provides the Company valuable access to the 1031 Exchange market in order to drive increases in fee income," said Mr. Zalatoris. "We see continuing strong demand from 1031 Exchange investors for the product we source for the venture, which clearly demonstrates the growth potential of this aligned business strategy."

During the quarter the Company also sold for $1.5 million 1.2 acres of land at the Savannah Crossing development in Aurora, Illinois to Fifth Third Bank for a 4,000-square-foot drive-through branch.

Dividends
In February, March and April 2008, the Company paid monthly cash dividends to stockholders of $0.08167 per common share. The Company currently pays annual dividends at the rate of $0.98 per share. The April dividend is the 150th consecutive monthly dividend paid by Inland Real Estate Corporation to stockholders.

Conference Call/Webcast
The Company will host a management conference call to discuss its financial results on Tuesday, May 6, 2008 at 2:00 p.m. CT (3:00 p.m. ET). Hosting the conference call for the Company will be Mark Zalatoris, President and Chief Executive Officer; Brett Brown, Chief Financial Officer, and Scott Carr, President of Property Management. The live conference call can be accessed by dialing 1-800-860-2442 or 1-412-858-4600 for international callers. The Company recommends that participants dial in at least ten minutes prior to the scheduled start of the call. The conference call also will be available via live webcast on the Company's website at www.inlandrealestate.com. The conference call will be recorded and available for replay beginning at 4:00 p.m. CT (5:00 p.m. ET) on May 6, 2008, and will be available until 2:00 p.m. CT (3:00 p.m. ET) on May 13, 2008. Interested parties can access the replay of the conference call by dialing 1-877-344-7529 or 1-412-317-0088 for international callers, and entering the replay passcode 418854#.

About Inland Real Estate Corporation
Inland Real Estate Corporation is a self-administered and self-managed publicly traded real estate investment trust (REIT) that currently owns interests in 146 neighborhood, community, power, and lifestyle retail centers and single tenant properties located primarily in the Midwestern United States, with aggregate leasable space of more than 14 million square feet. Additional information on Inland Real Estate Corporation, including a copy of the Company's supplemental financial information for the three-months ended March 31, 2008, is available at www.inlandrealestate.com.

This press release contains forward-looking statements. Forward-looking statements are statements that are not historical, including statements regarding management's intentions, beliefs, expectations, representations, plans or predictions of the future, and are typically identified by such words as "believe," "expect," "anticipate," "intend," "estimate," "may," "will," "should" and "could." The Company intends that such forward-looking statements be subject to the safe harbors created by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. There are numerous risks and uncertainties that could cause actual results to differ materially from those set forth in the forward-looking statements. Please refer to the documents filed by Inland Real Estate Corporation with the SEC, specifically the Company's Annual Report on Form 10-K for the year ended December 31, 2007, for a more complete discussion of these risks and uncertainties. Inland Real Estate Corporation disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

INLAND REAL ESTATE CORPORATION
Consolidated Balance Sheets
March 31, 2008 and December 31, 2007
(In thousands except per share data)

		March 31, 2008 (unaudited)	December 31, 2007
Assets:			
Investment properties:			
Land	$	348,709	347,804
Construction in progress		2,046	1,573
Building and improvements		936,895	970,231
		1,287,650	1,319,608
Less accumulated depreciation		257,635	250,433
Net investment properties		1,030,015	1,069,175
Cash and cash equivalents		23,587	18,378
Investment in securities		19,722	18,074
Accounts and mortgage receivable		70,290	63,986
Investment in and advances to unconsolidated joint ventures		108,901	103,952
Acquired lease intangibles, net		22,985	27,409
Deferred costs, net		9,388	9,592
Other assets		12,240	10,753
Total assets	$	1,297,128	1,321,319
Liabilities:			
Accounts payable and accrued expenses	$	36,972	35,590
Acquired below market lease intangibles, net		3,383	3,429
Distributions payable		5,380	5,363
Mortgages payable		576,117	606,680
Line of credit		110,000	100,000
Convertible notes		180,000	180,000
Other liabilities		22,139	24,404
Total liabilities		933,991	955,466
Commitments and contingencies			
Minority interest		2,420	2,494
Stockholders' Equity:			
Preferred stock, $0.01 par value, 6,000 Shares authorized; none issued and outstanding at March 31, 2008 and December 31, 2007		-	-
Common stock, $0.01 par value, 500,000 Shares authorized; 65,875 and 65,669 Shares issued and outstanding at March 31, 2008 and December 31 2007, respectively		659	657
Additional paid-in capital (net of offering costs of $58,816)		618,176	615,298
Accumulated distributions in excess of net income		(253,957)	(248,262)
Accumulated other comprehensive loss		(4,161)	(4,334)
Total stockholders' equity		360,717	363,359
Total liabilities and stockholders' equity	$	1,297,128	1,321,319

INLAND REAL ESTATE CORPORATION
Consolidated Statements of Operations
For the three months ended March 31, 2008 and 2007 (unaudited)
(In thousands except per share data)

	Three months ended March 31, 2008	Three months ended March 31, 2007
Revenues:		
Rental income	$ 33,170	31,671
Tenant recoveries	15,459	14,745
Other property income	492	721
Fee income from unconsolidated joint ventures	1,016	656
Total revenues	50,137	47,793
Expenses:		
Property operating expenses	9,198	7,916
Real estate tax expense	8,407	8,109
Depreciation and amortization	10,824	9,981
General and administrative expenses	3,053	3,325
Total expenses	31,482	29,331
Operating income	18,655	18,462
Other income	1,355	1,230
Gain on sale of joint venture interest	654	1,922
Interest expense	(11,749)	(11,416)
Minority interest	(113)	(108)
Income before equity in earnings of unconsolidated joint ventures, income tax expense of taxable REIT subsidiary and discontinued operations	8,802	10,090
Income tax expense of taxable REIT subsidiary	(243)	(434)
Equity in earning of unconsolidated joint ventures	962	1,933
Income from continuing operations	9,521	11,589
Income from discontinued operations	907	104
Net income available to common stockholders	10,428	11,693
Other comprehensive income:		
Unrealized gain (loss) on investment securities	561	(412)
Unrealized loss on derivative instruments	(388)	-
Comprehensive income	$ 10,601	11,281
Basic and diluted earnings available to common shares per weighted average common share:		
Income from continuing operations	$ 0.15	0.18
Discontinued operations	0.01	-
Net income available to common stockholders per weighted average common share – basic and diluted	$ 0.16	0.18
Weighted average number of common shares outstanding – basic	65,749	65,040
Weighted average number of common shares outstanding – diluted	65,809	65,109

Non-GAAP Financial Measures

We consider FFO a widely accepted and appropriate measure of performance for a REIT. FFO provides a supplemental measure to compare our performance and operations to other REITs. Due to certain unique operating characteristics of real estate companies, NAREIT has promulgated a standard known as FFO, which it believes more accurately reflects the operating performance of a REIT such as ours. As defined by NAREIT, FFO means net income computed in accordance with U.S. GAAP, excluding gains (or losses) from sales of operating property, plus depreciation and amortization and after adjustments for unconsolidated partnership and joint ventures in which the REIT holds an interest. We have adopted the NAREIT definition for computing FFO. Management uses the calculation of FFO for several reasons. We use FFO in conjunction with our acquisition policy to determine investment capitalization strategy and we also use FFO to compare our performance to that of other REITs in our peer group. Additionally, FFO is used in certain employment agreements to determine incentives payable by us to certain executives, based on our performance. The calculation of FFO may vary from entity to entity since capitalization and expense policies tend to vary from entity to entity. Items that are capitalized do not impact FFO whereas items that are expensed reduce FFO. Consequently, our presentation of FFO may not be comparable to other similarly titled measures presented by other REITs. FFO does not represent cash flows from operations as defined by U.S. GAAP, it is not indicative of cash available to fund all cash flow needs and liquidity, including our ability to pay distributions and should not be considered as an alternative to net income, as determined in accordance with U.S. GAAP, for purposes of evaluating our operating performance. The following table reflects our FFO for the periods presented, reconciled to net income available to common stockholders for these periods:

	Three months ended March 31, 2008	Three months ended March 31, 2007
Net income available to common stockholders	$ 10,428	11,693
(Gain) loss on sale of investment properties, net of minority interest	(830)	-
Equity in depreciation and amortization of unconsolidated joint ventures	2,542	2,462
Amortization on in-place lease intangibles	859	697
Amortization on leasing commissions	195	168
Depreciation, net of minority interest	9,715	9,175
Funds From Operations	$ 22,909	24,195
Net income available to common stockholders per weighted average common share – basic and diluted	$ 0.16	0.18
Funds From Operations, per common share – basic and diluted	$ 0.35	0.37
Weighted average number of common shares outstanding, basic	65,749	65,040
Weighted average number of common shares outstanding, diluted	65,809	65,109

EBITDA is defined as earnings (losses) from operations excluding: (1) interest expense; (2) income tax benefit or expenses; (3) depreciation and amortization expense; and (4) gains (loss) on non-operating property. We believe EBITDA is useful to us and to an investor as a supplemental measure in evaluating our financial performance because it excludes expenses that we believe may not be indicative of our operating performance. By excluding interest expense, EBITDA measures our financial performance regardless of how we finance our operations and capital structure. By excluding depreciation and amortization expense, we believe we can more accurately assess the performance of our portfolio. Because EBITDA is calculated before recurring cash charges such as interest expense and taxes and is not adjusted for capital expenditures or other recurring cash requirements, it does not reflect the amount of capital needed to maintain our properties nor does it reflect trends in interest costs due to changes in interest rates or increases in borrowing. EBITDA should be considered only as a supplement to net earnings and may be calculated differently by other equity REITs.

		Three months ended March 31, 2008	Three months ended March 31, 2007
Income from continuing operations	$	9,521	11,589
(Gain) loss on non-operating property		(425)	(1,188)
Income tax expense of taxable REIT subsidiary		243	434
Income from discontinued operations, excluding gains		77	104
Interest expense		11,749	11,416
Interest expense associated with discontinued operations		20	165
Interest expense associated with unconsolidated joint ventures		1,983	1,858
Depreciation and amortization		10,824	9,981
Depreciation and amortization associated with discontinued operations		28	142
Depreciation and amortization associated with unconsolidated joint ventures		2,542	2,462
EBITDA	$	36,562	36,963
Total Interest expense	$	13,752	13,439
EBITDA: Interest Expense Coverage Ratio		2.7 x	2.8 x

Inland Real Estate Corporation
Supplemental Financial Information
For the three months ended March 31, 2008 and 2007
(In thousands except per share and square footage data)

Financial Highlights (1)		Three months ended March 31, 2008	Three months ended March 31, 2007
Total revenues	$	50,137	47,793
Net income available to common stockholders (1)	$	10,428	11,693
(Gain) loss on sale of investment properties, net of minority interest		(830)	-
Equity in depreciation and amortization of unconsolidated ventures		2,542	2,462
Amortization on in-place leases intangibles		859	697
Amortization on leasing commissions		195	168
Depreciation, net of minority interest		9,715	9,175
Funds From Operations	$	22,909	24,195
Net income available to common stockholders per weighted average common share – basic and diluted	$	0.16	0.18
Funds From Operations per weighted average common share – basic and diluted	$	0.35	0.37
Distributions Declared	$	16,124	15,735
Distributions Per Common Share	$	0.25	0.24
Distributions / Funds From Operations Payout Ratio		70.4%	65.0%
Weighted Average Commons Shares Outstanding, Diluted		65,809	65,109

		As of March 31, 2008	As of March 31, 2007
Total assets	$	1,297,128	1,341,591

General and Administrative Expenses		Three months ended March 31, 2008	Three months ended March 31, 2007
General and Administrative Expenses (G&A)	$	3,053	3,325
G&A Expenses as a Percentage of Total Revenue		6.1%	7.0%
Annualized G&A Expenses as a Percentage of Total Assets		0.94%	1.00%

Inland Real Estate Corporation
Supplemental Financial Information
For the three months ended March 31, 2008 and 2007
(In thousands except per share and square footage data)

Net Operating Income	Three months ended March 31, 2008	Three months ended March 31, 2007
Net Operating Income (NOI) (Cash basis)	$ 31,840	30,882
Same Store Net Operating Income (Cash basis) (2)	30,308	30,565
Same Store NOI Percentage Increase Over Prior Year Period	-0.8%	

Occupancy (3)	As of March 31, 2008	As of March 31, 2007
Leased Occupancy	95.2%	95.6%
Financial Occupancy	94.8%	94.9%
Same Store Financial Occupancy	94.3%	94.5%

Capitalization	As of March 31, 2008	As of March 31, 2007
Total Shares Outstanding	$ 65,875	65,150
Closing Price Per Share	15.21	18.34
Equity Market Capitalization	1,001,959	1,194,851
Total Debt (4)	1,078,384	1,041,637
Total Market Capitalization	$ 2,080,343	2,236,488
Debt to Total Market Capitalization	51.8%	46.6%

(1)   See detailed pages for reconciliation of non-GAAP financial information to the most comparable GAAP measures.
(2)   Same store net operating income is considered a non-GAAP financial measure because it does not include straight-line rental income, amortization of intangible leases, interest, depreciation, amortization, bad debt and general and administrative expenses.
(3)   Includes properties held in unconsolidated joint ventures.
(4)   Includes pro-rata share of unconsolidated joint venture debt.

Inland Real Estate Corporation
Supplemental Financial Information
For the three months ended March 31, 2008 and 2007
(In thousands except per share and square footage data)

Funds From Operations and Other Information

We consider FFO a widely accepted and appropriate measure of performance for a REIT. FFO provides a supplemental measure to compare our performance and operations to other REITs. Due to certain unique operating characteristics of real estate companies, NAREIT has promulgated a standard known as FFO, which it believes more accurately reflects the operating performance of a REIT such as ours. As defined by NAREIT, FFO means net income computed in accordance with U.S. GAAP, excluding gains (or losses) from sales of operating property, plus depreciation and amortization and after adjustments for unconsolidated partnership and joint ventures in which the REIT holds an interest. We have adopted the NAREIT definition for computing FFO. Management uses the calculation of FFO for several reasons. We use FFO in conjunction with our acquisition policy to determine investment capitalization strategy and we also use FFO to compare our performance to that of other REITs in our peer group. Additionally, FFO is used in certain employment agreements to determine incentives payable by us to certain executives, based on our performance. The calculation of FFO may vary from entity to entity since capitalization and expense policies tend to vary from entity to entity. Items that are capitalized do not impact FFO whereas items that are expensed reduce FFO. Consequently, our presentation of FFO may not be comparable to other similarly titled measures presented by other REITs. FFO does not represent cash flows from operations as defined by U.S. GAAP, it is not indicative of cash available to fund all cash flow needs and liquidity, including our ability to pay distributions and should not be considered as an alternative to net income, as determined in accordance with U.S. GAAP, for purposes of evaluating our operating performance. The following table reflects our FFO for the periods presented, reconciled to net income available to common stockholders for these periods:

		Three months ended March 31, 2008	Three months ended March 31, 2007
Net income available to common stockholders	$	10,428	11,693
(Gain) loss on sale of investment properties, net of minority interest		(830)	-
Equity in depreciation and amortization of unconsolidated ventures		2,542	2,462
Amortization on in-place lease intangibles		859	697
Amortization on leasing commissions		195	168
Depreciation, net of minority interest		9,715	9,175
Funds From Operations	$	22,909	24,195
Net income available to common stockholders per common share – diluted	$	0.16	0.18
Funds From Operations per common share – diluted	$	0.35	0.37
Weighted average number of common shares outstanding – diluted		65,809	65,109
Additional Information			
Straight-line rents	$	24	142
Amortization of above and below market rents		17	85
Amortization of deferred financing fees		515	514
Stock based compensation expense		54	138
Capital Expenditures			
Maintenance / non-revenue generating cap ex			
Building / Site improvements	$	341	741
Non-maintenance / revenue generating cap ex			
Tenant improvements		1,335	3,587
Leasing commissions		418	306

Inland Real Estate Corporation
Supplemental Financial Information
As of March 31, 2008
(In thousands except per share and square footage data)

Debt Schedule

The Company's mortgages payable are secured by certain of its investment properties and consist of the following at March 31, 2008:

Fixed rate debt

Mortgagee	Interest Rate at March 31, 2008	Maturity Date	Balance at March 31, 2008	Percent of Total Debt
Allstate	5.27%	11/2012	$ 12,500	1.44%
Allstate	5.27%	12/2012	18,000	2.08%
Allstate	5.87%	09/2009	6,000	0.69%
Allstate	4.65%	01/2010	22,500	2.60%
Allstate (a)	9.25%	12/2009	3,811	0.44%
Allstate	5.19%	08/2012	36,200	4.18%
Archon Financial	4.88%	01/2011	30,720	3.55%
Bank of America	5.01%	10/2010	6,185	0.71%
Bank of America	4.11%	06/2011	5,510	0.64%
Bear Stearns	5.49%	11/2014	3,720	0.43%
Capmark	4.88%	11/2011	9,250	1.07%
Capmark	5.02%	08/2011	8,800	1.02%
Fifth Third Bank	4.70%	10/2010	12,380	1.43%
GEMSA (b)	6.75%	06/2008	4,625	0.53%
John Hancock Life Insurance (a)	7.65%	01/2018	11,804	1.36%
Key Bank (b)	7.00%	11/2008	25,000	2.89%
Key Bank	5.00%	10/2010	7,500	0.87%
LaSalle Bank N.A.	5.52%	04/2010	13,550	1.56%
LaSalle Bank N.A.	4.88%	11/2011	12,500	1.44%
Metlife Insurance Company	4.71%	12/2010	20,100	2.32%
Midland Loan Serv (a)	5.17%	04/2014	17,909	2.07%
Principal Life Insurance (b)	5.96%	12/2008	11,000	1.27%
Principal Life Insurance	5.25%	10/2009	7,400	0.85%
Principal Life Insurance	3.99%	06/2010	32,930	3.80%
Principal Life Insurance	5.05%	01/2014	16,250	1.88%
Principal Real Estate	5.05%	04/2014	8,750	1.01%
Prudential Asset Resource	5.83%	12/2014	5,746	0.66%
Wachovia Securities (b)	6.36%	10/2008	54,600	6.30%
Wells Fargo	6.60%	03/2009	8,000	0.92%
Wells Fargo	5.01%	04/2010	15,300	1.77%
Wells Fargo	5.14%	04/2010	11,125	1.28%
Wells Fargo	5.17%	04/2010	23,690	2.74%
Wells Fargo	4.11%	06/2011	33,220	3.84%
Wells Fargo	5.01%	10/2010	1,700	0.20%
Total/Weighted Average Fixed Rate Secured	5.30%		$ 518,275	59.84%
Convertible Notes	4.63%	11/2026	180,000	20.78%
Total/Weighted Average Fixed Rate	5.13%		698,275	80.62%

(In thousands except per share and square footage data)

Variable rate debt

Mortgagee	Interest Rate at March 31, 2008	Maturity Date		Balance at March 31, 2008	Percent of Total Debt
Bank of America	4.20%	03/2009	$	23,300	2.69%
LaSalle Bank N.A.	4.02%	12/2010		7,833	0.90%
LaSalle Bank N.A.	4.52%	04/2010		2,468	0.28%
LaSalle Bank N.A.	4.52%	06/2010		2,732	0.32%
LaSalle Bank N.A.	4.52%	06/2010		2,255	0.26%
LaSalle Bank N.A.	4.52%	04/2010		2,400	0.28%
LaSalle Bank N.A.	4.52%	07/2010		10,654	1.23%
LaSalle Bank N.A.	2.48%	12/2014		6,200	0.72%
Total/Weighted Average Variable Rate Secured	4.12%			57,842	6.68%
KeyBank (b)	4.14%	04/2008		110,000	12.70%
Total/Weighted Average Variable Rate	4.13%			167,842	19.38%
Total/Weighted Average Debt	4.94%		$	866,117	100.00%

(a) These loans require payments of principal and interest monthly; all other loans listed are interest only.

(b) Approximately $95,225 of the Company's mortgages payable mature during 2008. The Company intends to replace these loans with new debt at market terms. Additionally, the Company’s line of credit matures during 2008. As of March 31, 2008, the Company had $110,000 outstanding on this line. On April 21, 2008, we amended our credit agreement with KeyBank N.A. and extended the maturity date to April 21, 2011.

Inland Real Estate Corporation
Supplemental Financial Information
As of March 31, 2008
(In thousands except per share and square footage data)

Top Ten Retail Tenants (Consolidated)

Tenant Name	Number of Stores		Annual Base Rent	Percentage of Annual Base Rent	GLA Square Feet	Percentage of Total Square Footage
Supervalu, Inc.	11	$	6,742	5.19%	693,129	6.29%
Dominick's Finer Foods	9		7,120	5.48%	604,208	5.48%
Roundy's	6		3,871	2.98%	379,635	3.45%
K-Mart	3		1,027	0.79%	286,443	2.60%
TJX Companies, Inc. (1)	8		2,043	1.57%	265,577	2.41%
Kroger	4		1,837	1.41%	235,687	2.14%
PetsMart	9		2,891	2.22%	216,624	1.97%
Office Depot	9		2,242	1.73%	198,290	1.80%
Carmax	2		4,021	3.09%	187,851	1.70%
Best Buy	4		2,424	1.87%	183,757	1.67%
Total		$	34,218	26.33%	3,251,201	29.51%

Top Ten Retail Tenants (Unconsolidated)

Tenant Name	Number of Stores		Annual Base Rent	Percentage of Annual Base Rent	GLA Square Feet	Percentage of Total Square Footage
Supervalu, Inc.	5	$	3,982	8.98%	338,983	11.01%
Dick's	2		1,548	3.49%	165,000	5.36%
TJX Companies, Inc.(1)	5		1,699	3.83%	158,715	5.16%
Bed, Bath and Beyond	2		785	1.77%	89,785	2.92%
K-Mart	1		406	0.92%	86,479	2.81%
Wickes Furniture (2)	2		1,036	2.34%	73,202	2.38%
Regal Cinemas	1		1,100	2.48%	73,000	2.37%
The Gap	4		979	2.21%	67,965	2.21%
Dominick's Finer Foods	1		726	1.64%	63,111	2.05%
Roundy's	1		742	1.67%	55,990	1.82%
Total		$	13,003	29.33%	1,172,230	38.09%

Top Ten Retail Tenants (Total)

Tenant Name	Number of Stores		Annual Base Rent	Percentage of Annual Base Rent	GLA Square Feet	Percentage of Total Square Footage
Supervalu, Inc.	16	$	10,723	7.36%	1,032,112	7.36%
Dominick's Finer Foods	10		7,846	4.76%	667,319	4.76%
Roundy’s	7		4,613	3.11%	435,625	3.11%
TJX Companies, Inc, (1)	13		3,743	3.02%	424,292	3.02%
K Mart	4		1,434	2.66%	372,922	2.66%
PetsMart	11		3,509	1.90%	267,138	1.90%
Kroger	4		1,837	1.68%	235,687	1.68%
Office Depot	10		2,548	1.57%	219,746	1.57%
Carmax	2		4,021	1.34%	187,851	1.34%
Best Buy	4		2,424	1.31%	183,757	1.31%
Total		$	42,698	28.71%	4,026,449	28.71%

(1) Includes TJ Maxx, Marshall’s, and A.J. Wright Stores

(2) In February 2008, Wickes Furniture filed for bankruptcy and is liquidating. All leases have been rejected. Wickes Furniture represented approximately one percent of our total base rent in 2007. We are actively marketing these spaces to release them when vacated by the tenant in a timely fashion in order to limit the potential lost revenue. A lease has already been signed for the Minnesota location which includes expansion of the gross leasable area of the investment property

(In thousands except per share and square footage data)

Lease Expiration Analysis
(Consolidated)

Lease Expiration Year	Number of Leases Expiring	GLA Under Expiring Leases (Sq.Ft.)	Percent of Total Leased GLA	Total Annualized Base Rent ($) (2)	Percent of Total Annualized Base Rent (%)	Annualized Base Rent ($/Sq.Ft.) (3)
ALL ANCHOR LEASES (1)						
M-T-M	2	35,606	0.35%	$ 211	0.16%	$ 5.93
2008	8	207,905	2.03%	1,752	1.29%	8.43
2009	22	637,115	6.21%	5,040	3.73%	7.91
2010	14	437,476	4.26%	3,674	2.72%	8.40
2011	24	805,950	7.85%	8,204	6.07%	10.18
2012	24	582,024	5.67%	6,378	4.72%	10.96
2013	23	620,031	6.04%	6,400	4.73%	10.32
2014	15	561,754	5.47%	7,111	5.26%	12.66
2015	13	320,014	3.12%	4,447	3.29%	13.90
2016	11	231,757	2.26%	3,380	2.50%	14.58
2017+	55	2,897,669	28.23%	33,971	25.11%	11.72
TOTAL/WEIGHTED AVERAGE	211	7,337,301	71.49%	$ 80,568	59.58%	$ 10.98
ALL NON-ANCHOR LEASES						
M-T-M	17	45,048	0.44%	$ 628	0.46%	$ 13.94
2008	139	339,029	3.30%	5,711	4.22%	16.85
2009	216	520,884	5.08%	9,107	6.73%	17.48
2010	172	439,905	4.29%	8,466	6.26%	19.25
2011	132	383,833	3.74%	6,647	4.91%	17.32
2012	191	508,865	4.96%	9,592	7.09%	18.85
2013	109	339,744	3.31%	7,119	5.26%	20.95
2014	20	64,654	0.63%	1,311	0.97%	20.28
2015	24	78,556	0.76%	1,791	1.32%	22.80
2016	17	65,292	0.63%	1,296	0.96%	19.85
2017+	32	140,589	1.37%	3,033	2.24%	21.57
TOTAL/WEIGHTED AVERAGE	1,069	2,926,399	28.51%	$ 54,701	40.42%	$ 18.69
ALL LEASES						
M-T-M	19	80,654	0.79%	$ 839	0.62%	$ 10.40
2008	147	546,934	5.33%	7,463	5.51%	13.64
2009	238	1,157,999	11.29%	14,147	10.46%	12.22
2010	186	877,381	8.55%	12,140	8.98%	13.84
2011	156	1,189,783	11.59%	14,851	10.98%	12.48
2012	215	1,090,889	10.63%	15,970	11.81%	14.64
2013	132	959,775	9.35%	13,519	9.99%	14.09
2014	35	626,408	6.10%	8,422	6.23%	13.44
2015	37	398,570	3.88%	6,238	4.61%	15.65
2016	28	297,049	2.89%	4,676	3.46%	15.74
2017+	87	3,038,258	29.60%	37,004	27.35%	12.18
TOTAL/WEIGHTED AVERAGE	1,280	10,263,700	100.00%	$ 135,269	100.00%	$ 13.18

(1) The Company defines anchors as single tenants which lease 10,000 or more square feet. Non-anchors are defined as tenants which lease less than 10,000 square feet.
(2) Annualized base rent for all leases in-place at report date are determined by annualizing current monthly base rents in-place.
(3) Annualized base rent divided by gross leasable area as of report date.

Inland Real Estate Corporation
Supplemental Financial Information
As of March 31, 2008
(In thousands except per share and square footage data)

Lease Expiration Analysis
(Unconsolidated)

Lease Expiration Year	Number of Leases Expiring	GLA Under Expiring Leases (Sq.Ft.)	Percent of Total Leased GLA	Total Annualized Base Rent ($) (3)	Percent of Total Annualized Base Rent (%)	Annualized Base Rent ($/Sq.Ft.) (4)
ALL ANCHOR LEASES (1) (2)						
2008	2	30,790	1.04%	$ 683	1.50%	$ 22.18
2009	5	140,538	4.76%	1,449	3.18%	10.31
2010	4	95,620	3.24%	1,023	2.25%	10.70
2011	5	155,740	5.28%	1,361	2.99%	8.74
2012	4	130,712	4.43%	1,983	4.36%	15.17
2013	5	147,017	4.98%	1,911	4.20%	13.00
2014	7	189,032	6.40%	2,098	4.61%	11.10
2015	5	154,243	5.22%	1,836	4.03%	11.90
2016	5	156,090	5.29%	1,628	3.58%	10.43
2017+	22	1,071,157	36.28%	14,674	32.23%	13.70
TOTAL/WEIGHTED AVERAGE	64	2,270,939	76.92%	$ 28,646	62.93%	$ 12.61
ALL NON-ANCHOR LEASES (1)						
2008	12	36,977	1.26%	$ 674	1.48%	$ 18.23
2009	42	101,584	3.44%	2,287	5.02%	22.51
2010	44	100,691	3.41%	2,455	5.39%	24.38
2011	23	73,834	2.50%	1,590	3.49%	21.53
2012	29	70,679	2.39%	1,796	3.94%	25.41
2013	14	38,456	1.30%	1,048	2.30%	27.25
2014	20	77,600	2.63%	1,926	4.23%	24.82
2015	21	91,062	3.08%	2,207	4.85%	24.24
2016	11	42,987	1.46%	1,135	2.49%	26.40
2017+	9	47,386	1.61%	1,771	3.88%	37.37
TOTAL/WEIGHTED AVERAGE	225	681,256	23.08%	$ 16,889	37.07%	$ 24.79
ALL LEASES						
2008	14	67,767	2.30%	$ 1,357	2.98%	$ 20.02
2009	47	242,122	8.20%	3,736	8.20%	15.43
2010	48	196,311	6.65%	3,478	7.64%	17.72
2011	28	229,574	7.78%	2,951	6.48%	12.85
2012	33	201,391	6.82%	3,779	8.30%	18.76
2013	19	185,473	6.28%	2,959	6.50%	15.95
2014	27	266,632	9.03%	4,024	8.84%	15.09
2015	26	245,305	8.30%	4,043	8.88%	16.48
2016	16	199,077	6.75%	2,763	6.07%	13.88
2017+	31	1,118,543	37.89%	16,445	36.11%	14.70
TOTAL/WEIGHTED AVERAGE	289	2,952,195	100.00%	$ 45,535	100.00%	$ 15.42

(1) Includes leases expiring on unconsolidated property owned in a joint venture.
(2) The Company defines anchors as single tenants which lease 10,000 or more square feet. Non-anchors are defined as tenants which lease less than 10,000 square feet.
(3) Annualized base rent for all leases in-place at report date are determined by annualizing current monthly base rents in-place.
(4) Annualized base rent divided by gross leasable area as of report date.

Inland Real Estate Corporation
Supplemental Financial Information
As of March 31, 2008
(In thousands except per share and square footage data)

Lease Expiration Analysis
(Total)

Lease Expiration Year	Number of Leases Expiring	GLA Under Expiring Leases (Sq.Ft.)	Percent of Total Leased GLA	Total Annualized Base Rent ($) (3)	Percent of Total Annualized Base Rent (%)	Annualized Base Rent ($/Sq.Ft.) (4)
ALL ANCHOR LEASES (1)						
M-T-M	2	35,606	0.27%	$ 211	0.12%	$ 5.93
2008	10	238,695	1.81%	2,435	1.35%	10.20
2009	27	777,653	5.89%	6,488	3.59%	8.34
2010	18	533,096	4.03%	4,697	2.60%	8.81
2011	29	961,690	7.28%	9,565	5.29%	9.95
2012	28	712,736	5.39%	8,362	4.62%	11.73
2013	28	767,048	5.80%	8,311	4.60%	10.84
2014	22	750,786	5.68%	9,209	5.09%	12.27
2015	18	474,257	3.59%	6,283	3.47%	13.25
2016	16	387,847	2.93%	5,009	2.77%	12.91
2017+	77	3,968,826	30.03%	48,645	26.90%	12.26
TOTAL/WEIGHTED AVERAGE	275	9,608,240	72.70%	$ 109,215	60.40%	$ 11.37
ALL NON-ANCHOR LEASES (1)						
M-T-M	17	45,048	0.34%	$ 628	0.35%	$ 13.94
2008	151	376,006	2.85%	6,384	3.53%	16.98
2009	258	622,468	4.71%	11,395	6.30%	18.31
2010	216	540,596	4.09%	10,920	6.04%	20.20
2011	155	457,667	3.46%	8,236	4.56%	18.00
2012	220	579,544	4.39%	11,388	6.30%	19.65
2013	123	378,200	2.86%	8,168	4.52%	21.60
2014	40	142,254	1.08%	3,237	1.79%	22.76
2015	45	169,618	1.28%	3,998	2.21%	23.57
2016	28	108,279	0.82%	2,431	1.34%	22.45
2017+	41	187,975	1.42%	4,804	2.66%	25.56
TOTAL/WEIGHTED AVERAGE	1,294	3,607,655	27.30%	$ 71,589	39.60%	$ 19.84
ALL LEASES						
M-T-M	19	80,654	0.61%	$ 839	0.47%	$ 10.40
2008	161	614,701	4.66%	8,819	4.88%	14.35
2009	285	1,400,121	10.60%	17,883	9.89%	12.77
2010	234	1,073,692	8.12%	15,617	8.64%	14.55
2011	184	1,419,357	10.74%	17,801	9.85%	12.54
2012	248	1,292,280	9.78%	19,750	10.92%	15.28
2013	151	1,145,248	8.66%	16,479	9.12%	14.39
2014	62	893,040	6.76%	12,446	6.88%	13.94
2015	63	643,875	4.87%	10,281	5.68%	15.97
2016	44	496,126	3.75%	7,440	4.11%	15.00
2017+	118	4,156,801	31.45%	53,449	29.56%	12.86
TOTAL/WEIGHTED AVERAGE	1,569	13,215,895	100.00%	$ 180,804	100.00%	$ 13.68

(1) Includes leases expiring on unconsolidated property owned in a joint venture.
(2) The Company defines anchors as single tenants which lease 10,000 or more square feet. Non-anchors are defined as tenants which lease less than 10,000 square feet.
(3) Annualized base rent for all leases in-place at report date are determined by annualizing current monthly base rents in-place.
(4) Annualized base rent divided by gross leasable area as of report date.

Inland Real Estate Corporation
Supplemental Financial Information
For the three months ended March 31, 2008
(In thousands except per share and square footage data)

Leasing Activity (Cash Basis)
New Lease Summary
(Consolidated)

	Number	GLA	Total Former Average Base Rent		Total New Average Base Rent		Increase/(Decrease)		
							Total Dollar		Percent
1Q2008	16	64,626	$	857	$	1,148	$	291	34.0%
per square foot			$	13.26	$	17.76	$	4.50	
2008 Total	16	64,626	$	857	$	1,148	$	291	34.0%
per square foot			$	13.26	$	17.76	$	4.50	

Renewal Lease Summary

	Number	GLA	Total Former Average Base Rent		Total New Average Base Rent		Increase/(Decrease)		
							Total Dollar		Percent
1Q2008	49	291,568	$	2,853	$	3,124	$	271	9.5%
per square foot			$	9.79	$	10.71	$	0.93	
2008 Total	49	291,568	$	2,853	$	3,124	$	271	9.5%
per square foot			$	9.79	$	10.71	$	0.93	

Renewal leases include expiring leases renewed with the same tenant and the exercise of options. All other leases are categorized as new.

Non-Comparable Lease Summary

	Number	GLA	Total Former Average Base Rent		Total New Average Base Rent	
1Q2008	3	80,660	$	-	$	492
per square foot			$	-	$	6.10
2008 Total	3	80,660	$	-	$	492
per square foot			$	-	$	6.10

Non-comparable leases represent leases signed for which there was no former tenant, or expansion square footage for leases rolling over for which there was no former tenant.

Inland Real Estate Corporation
Supplemental Financial Information
For the three months ended March 31, 2008
(In thousands except per share and square footage data)

Leasing Activity (Cash Basis) (1)

New Lease Summary
(Unconsolidated)

	Number	GLA	Total Former Average Base Rent		Total New Average Base Rent		Increase/(Decrease) Total Dollar		Percent
1Q2008	2	3,048	$	53	$	64	$	11	20.8%
per square foot			$	17.39	$	21.00	$	3.61	
2008 Total	2	3,048	$	53	$	64	$	11	20.8%
per square foot			$	17.39	$	21.00	$	3.61	

Renewal Lease Summary

	Number	GLA	Total Former Average Base Rent		Total New Average Base Rent		Increase/(Decrease) Total Dollar		Percent
1Q2008	5	56,299	$	619	$	684	$	65	10.5%
per square foot			$	10.99	$	12.15	$	1.15	
2008 Total	5	56,299	$	619	$	684	$	65	10.5%
per square foot			$	10.99	$	12.15	$	1.15	

Renewal leases include expiring leases renewed with the same tenant and the exercise of options. All other leases are categorized as new.

Non-Comparable Lease Summary

	Number	GLA	Total Former Average Base Rent		Total New Average Base Rent	
1Q2008	11	47,927	$	-	$	1,250
per square foot			$	-	$	26.08
2008 Total	11	47,927	$	-	$	1,250
per square foot			$	-	$	26.08

Non-comparable leases represent leases signed for which there was no former tenant, or expansion square footage for leases rolling over for which there was no former tenant.

(1) Includes leasing activity on unconsolidated properties owned in joint ventures.

Inland Real Estate Corporation
Supplemental Financial Information
For the three months ended March 31, 2008
(In thousands except per share and square footage data)

Leasing Activity (Cash Basis) (1)

New Lease Summary
(Total)

	Number	GLA	Total Former Average Base Rent		Total New Average Base Rent		Increase/(Decrease) Total Dollar		Percent
1Q2008	18	67,674	$	910	$	1,212	$	302	33.2%
per square foot			$	13.45	$	17.91	$	4.46	
2008 Total	18	67,674	$	910	$	1,212	$	302	33.2%
per square foot			$	13.45	$	17.91	$	4.46	

Renewal Lease Summary

	Number	GLA	Total Former Average Base Rent		Total New Average Base Rent		Increase/(Decrease) Total Dollar		Percent
1Q2008	54	347,867	$	3,472		3,808	$	336	9.7%
per square foot			$	9.98	$	10.95	$	0.97	
2008 Total	54	347,867	$	3,472		3,808	$	336	9.7%
per square foot			$	9.98	$	10.95	$	0.97	

Renewal leases include expiring leases renewed with the same tenant and the exercise of options. All other leases are categorized as new.

Non-Comparable Lease Summary

	Number	GLA	Total Former Average Base Rent		Total New Average Base Rent	
1Q2008	14	128,587	$	-	$	1,742
per square foot			$	-	$	13.55
2008 Total	14	128,587	$	-	$	1,742
per square foot			$	-	$	13.55

Non-comparable leases represent leases signed for which there was no former tenant, or expansion square footage for leases rolling over for which there was no former tenant.

(1) Includes leasing activity on unconsolidated properties owned in joint ventures.

Inland Real Estate Corporation
Supplemental Financial Information
For the three months ended March 31, 2008
(In thousands except per share and square footage data)

1st Quarter 2008 Leasing Activity
(Consolidated)

New Leases		Non-Anchors (1)	Anchors (1)	Total
Number of Leases		15	1	16
Gross Leasable Area (Sq.Ft.)		29,588	35,038	64,626
Base Rent/Sq.Ft. ($/Sq.Ft.)	$	20.56	15.40	17.76

Renewals		Non-Anchors	Anchors	Total
Number of Leases		48	1	49
Gross Leasable Area (Sq.Ft.)		121,898	169,670	291,568
Base Rent/Sq.Ft. ($/Sq.Ft.)	$	17.77	5.64	10.71

Non-Comparable Leases (2)		Non-Anchors	Anchors	Total
Number of Leases		-	3	3
Gross Leasable Area (Sq.Ft.)		-	80,660	80,660
Base Rent/Sq.Ft. ($/Sq.Ft.)	$	-	6.10	6.10

Total New, Renewal and Non-Comparable Leases		Non-Anchors	Anchors	Total
Number of Leases		63	5	68
Gross Leasable Area (Sq.Ft.)		151,486	285,368	436,854
Base Rent/Sq.Ft. ($/Sq.Ft.)	$	18.31	6.97	10.91

(1) The Company defines anchors as single tenants which lease 10,000 or more square feet. Non-anchors are defined as tenants which lease less than 10,000 square feet.

(2) Non-comparable leases represent leases signed for which there was no former tenant, or expansion square footage for leases rolling over for which there was no former tenant.

Inland Real Estate Corporation
Supplemental Financial Information
For the three months ended March 31, 2008
(In thousands except per share and square footage data)

1st Quarter 2008 Leasing Activity (1)
(Unconsolidated)

New Leases		Non-Anchors (2)	Anchors (2)	Total
Number of Leases		2	-	2
Gross Leasable Area (Sq.Ft.)		3,048	-	3,048
Base Rent/Sq.Ft. ($/Sq.Ft.)	$	21.00	-	21.00

Renewals		Non-Anchors	Anchors	Total
Number of Leases		3	2	5
Gross Leasable Area (Sq.Ft.)		11,764	44,535	56,299
Base Rent/Sq.Ft. ($/Sq.Ft.)	$	18.58	10.45	12.15

Non-Comparable Leases (3)		Non-Anchors	Anchors	Total
Number of Leases		9	2	11
Gross Leasable Area (Sq.Ft.)		13,107	34,820	47,927
Base Rent/Sq.Ft. ($/Sq.Ft.)	$	36.64	22.11	26.08

Total New, Renewal and Non-Comparable Leases		Non-Anchors	Anchors	Total
Number of Leases		14	4	18
Gross Leasable Area (Sq.Ft.)		27,919	79,355	107,274
Base Rent/Sq.Ft. ($/Sq.Ft.)	$	27.33	15.57	18.63

(1)   Includes leasing activity on unconsolidated properties owned in joint ventures.

(2)   The Company defines anchors as single tenants which lease 10,000 or more square feet. Non-anchors are defined as tenants which lease less than 10,000 square feet.

(3)   Non-comparable leases represent leases signed for which there was no former tenant, or expansion square footage for leases rolling over for which there was no former tenant.

Inland Real Estate Corporation
Supplemental Financial Information
For the three months ended March 31, 2008
(In thousands except per share and square footage data)

1st Quarter 2008 Leasing Activity (1)
(Total)

New Leases		Non-Anchors (2)	Anchors (2)	Total
Number of Leases		17	1	18
Gross Leasable Area (Sq.Ft.)		32,636	35,038	67,674
Base Rent/Sq.Ft. ($/Sq.Ft.)	$	20.61	15.40	17.91

Renewals		Non-Anchors	Anchors	Total
Number of Leases		51	3	54
Gross Leasable Area (Sq.Ft.)		133,662	214,205	347,867
Base Rent/Sq.Ft. ($/Sq.Ft.)	$	17.84	6.64	10.95

Non-Comparable Leases (3)		Non-Anchors	Anchors	Total
Number of Leases		9	5	14
Gross Leasable Area (Sq.Ft.)		13,107	115,480	128,587
Base Rent/Sq.Ft. ($/Sq.Ft.)	$	36.64	10.93	13.55

Total New, Renewal and Non-Comparable Leases		Non-Anchors	Anchors	Total
Number of Leases		77	9	86
Gross Leasable Area (Sq.Ft.)		179,405	364,723	544,128
Base Rent/Sq.Ft. ($/Sq.Ft.)	$	19.72	8.84	12.43

(1)   Includes leasing activity on unconsolidated properties owned in joint ventures.

(2)   The Company defines anchors as single tenants which lease 10,000 or more square feet. Non-anchors are defined as tenants which lease less than 10,000 square feet.

(3)   Non-comparable leases represent leases signed for which there was no former tenant, or expansion square footage for leases rolling over for which there was no former tenant.

Inland Real Estate Corporation
Supplemental Financial Information
For the three months ended March 31, 2008 and 2007
(In thousands except per share and square footage data)

Same Store Net Operating Income Analysis

The following schedule presents same store net operating income, which is the net operating income of properties owned in both the three and twelve months ended March 31, 2008 and 2007, along with other investment properties new operating income. Same store net operating income is considered a non-GAAP financial measure because it does not include straight-line rental income, lease termination income, interest, depreciation, amortization, bad debt and general and administrative expenses. We provide same store net operating income as it allows investors to compare the results of property operations for the three months ended March 31, 2008 and 2007. We also provide a reconciliation of these amounts to the most comparable GAAP measure, income from operations.

	Three months ended March 31, 2008	Three months ended March 31, 2007	% Increase -Decreased
Rental and additional rental income:			
"Same store" investment properties,128 properties			
Rental income	$ 31,556	31,226	1.1%
Tenant recovery income	15,248	14,745	3.4%
Other property income	486	721	-32.6%
"Other investment properties			
Rental income	1,573	218	
Tenant recovery income	211	-	
Other property income	6	-	
Total rental and additional rental income	$ **49,080**	**46,910**	
Property operating expenses:			
"Same store" investment properties, 128 properties			
Property operating expenses	$ 8,640	8,022	7.7%
Real estate tax expense	8,276	8,109	2.1%
"Other investment properties"			
Property operating expenses	193	(103)	
Real estate tax expense	131	-	
Total property operating expenses	$ **17,240**	**16,028**	
Property net operating income			
"Same store" investment properties	$ 30,374	30,561	-0.6%
"Other investment properties"	1,466	321	356.7%
Total property net operating income	$ **31,840**	**30,882**	
Other income:			
Straight-line income	24	142	
Amortization of lease intangibles	17	85	
Other income	1,355	1,230	
Fee income from unconsolidated joint ventures	1,016	656	
Gain on sale of joint venture interest	654	1,922	
Other expenses:			
Income tax expense of taxable REIT subsidiary	(243)	(434)	
Bad debt expense	(365)	3	
Depreciation and amortization	(10,824)	(9,981)	
General and administrative expenses	(3,053)	(3,325)	
Interest expense	(11,749)	(11,416)	
Minority interest	(113)	(108)	
Equity in earnings of unconsolidated ventures	962	1,933	
Income from continuing operations	$ **9,521**	**11,589**	

Inland Real Estate Corporation
Supplemental Financial Information
For the three months ended March 31, 2008
(In thousands except per share and square footage data)

Property Acquisitions

Date	Property	City	State	GLA Sq.Ft.	Purchase Price	Cap Rate	Financial Occupancy	Anchors	Year Built / Renovated
01/25/08	Fox Run Square	Naperville	IL	143,512	$ 23,150	7.4%	97%	Ace Hardware & Dominick's	1986
				143,512	$ 23,150				

Property Dispositions

Date	Property	City	State	GLA Sq. Ft.	Sale Price	Gain/Loss on Sale
02/13/08	Walgreen's	Decatur	IL	13,500	$ 400	$ (46)
02/28/08	Terramere Plaza Shopping Center	Arlington Heights	IL	40,965	5,300	876
				54,465	$ 5,700	$ 830

(In thousands except per share and square footage data)

Unconsolidated Joint Ventures

Venture with New York State Teachers' Retirement System

Date	Entity	Property	City	State	GLA	IRC % Interest	IRC Investment	IRC Share of Debt
12/03/04	IN Retail Fund, LLC	Cobbler Crossing	Elgin	IL	102,643	50.0%	$ 2,107	$ 4,100
12/03/04	IN Retail Fund, LLC	Shoppes at Mill Creek	Palos Park	IL	102,422	50.0%	2,861	4,255
12/03/04	IN Retail Fund, LLC	Woodfield Commons	Schaumburg	IL	207,452	50.0%	8,795	8,750
12/03/04	IN Retail Fund, LLC	Marketplace at Six Corners	Chicago	IL	117,000	50.0%	5,056	5,900
12/03/04	IN Retail Fund, LLC	Chatham Ridge	Chicago	IL	175,754	50.0%	5,962	7,500
12/23/04	IN Retail Fund, LLC	Randall Square	Geneva	IL	216,485	50.0%	8,885	8,250
04/01/05	IN Retail Fund, LLC	Thatcher Woods	River Grove	IL	193,313	50.0%	5,249	6,750
06/01/05	IN Retail Fund, LLC	Forest Lake Marketplace	Forest Lake	MN	93,853	50.0%	3,589	4,250
06/30/05	IN Retail Fund, LLC	Orland Park Place	Orland Park	IL	599,664	50.0%	(781)	16,620
09/01/05	IN Retail Fund, LLC	Mapleview Shopping Center	Grayslake	IL	114,804	50.0%	(40)	7,089
09/01/05	IN Retail Fund, LLC	Regal Showplace	Crystal Lake	IL	97,040	50.0%	583	4,855
02/15/06	IN Retail Fund, LLC	Algonquin Commons	Algonquin	IL	562,729	50.0%	8,226	47,420
09/07/06	IN Retail Fund, LLC	Greentree	Caledonia	WI	169,268	50.0%	4,099	3,300
09/07/06	IN Retail Fund, LLC	Ravinia Plaza	Orland Park	IL	101,384	50.0%	3,834	5,816
					2,853,811		$ 58,425	$ 134,855

Debt Schedule

Mortgagee	Rate / Type	Maturity	Balance
Allstate	5.21% Fixed	May 2012	$ 8,200
Allstate	5.63% Fixed	March 2011	8,510
Allstate	4.84% Fixed	December 2009	11,800
Allstate	5.86% Fixed	March 2015	8,500
Capstone	5.45% Fixed	November 2014	74,577
Capstone	5.24% Fixed	November 2014	20,263
John Hancock Life Ins.	5.83% Fixed	February 2015	13,500
Midland Loan Servicing	4.94% Fixed	April 2012	17,500
Midland Loan Servicing	4.94% Fixed	April 2012	15,000
Principal	5.29% Fixed	December 2012	6,600
Principal	6.08% Fixed	October 2013	11,632
Prudential	5.35% Fixed	December 2011	16,500
Wachovia Securities	5.58% Fixed	April 2013	13,563
Wachovia Securities	5.66% Fixed	April 2013	2,660
Wachovia Securities	5.93% Fixed	April 2013	7,665
Wachovia Securities	7.56% Fixed	July 2011	33,240
Total / Weighted Average	5.67%Fixed		$ 269,710

(In thousands except per share and square footage data)

Unconsolidated Joint Ventures (continued)

Development Joint Venture with TMK Development

Date	Entity	Property	City	State	Acres	IRC % Interest	IRC Investment	IRC Share of Debt
01/5/06	TMK/Inland Aurora	Savannah Crossing	Aurora	IL	14 Acres	40.0%	$ 5,266	$ -

Development Joint Venture with North American Real Estate

Date	Entity	Property	City	State	Acres	IRC % Interest	IRC Investment	IRC Share of Debt
06/06/06	NARE/Inland North Aurora I	North Aurora Towne Centre I	North Aurora	IL	31 Acres	45.0%	$ 2,141	$ 11,099
08/30/06	NARE/Inland North Aurora II	North Aurora Towne Centre II	North Aurora	IL	26 Acres	45.0%	2,293	3,440
09/10/07	NARE/Inland North Aurora III	North Aurora Towne Centre III	North Aurora	IL	63 Acres	45.0%	2,537	9,370
					120 Acres		$ 6,971	$ 23,909

Debt Schedule

Mortgagee	Rate / Type	Maturity	Balance
La Salle	4.77% Variable	August 2009	$ 24,665
La Salle	5.37% Variable	February 2009	7,645
La Salle	6.73% Variable	March 2009	20,823
Total / Weighted Average	5.62%Variable		$ 53,133

Development Joint Venture with Paradise Group

Date	Entity	Property	City	State	Acres	IRC % Interest	IRC Investment	IRC Share of Debt
02/23/07	PDG/Tuscany Village Venture	Tuscany Village	Clermont	FL	53 Acres	15.0%	$ 5,977	$ 1,358

Debt Schedule

Mortgagee	Rate / Type	Maturity	Balance
LaSalle Bank N.A.	5.37% Variable	May 2008	$ 9,052

(In thousands except per share and square footage data)

Unconsolidated Joint Ventures (continued)

Development Joint Venture with Pine Tree Institutional Realty LLC

Date	Entity	Property	City	State	Acres	IRC % Interest	IRC Investment	IRC Share of Debt
04/02/07	PTI Ft. Wayne, LLC	Orchard Crossing	Ft. Wayne	IN	32 Acres	85%	$ 2,799	$ 7,979
09/26/07	PTI Boise, LLC	Southshore Shopping Center	Boise	ID	7 Acres	85%	1,757	2,794
12/21/07	PTI Westfield, LLC	Lantern Commons	Westfield	IN	64 Acres	85%	5,533	9,964
					103 Acres		$ 10,089	$ 20,737

Debt Schedule

Mortgagee	Rate / Type	Maturity	Balance
La Salle	4.92% Variable	March 2009	$ 9,387
National City Bank	4.29% Variable	March 2010	3,287
National City Bank	4.45% Variable	December 2008	11,723
Total / Weighted Average	4.61%Variable		$ 24,397

Development Joint Venture with Tucker Development Corporation

Date	Entity	Property	City	State	Acres	IRC % Interest	IRC Investment	IRC Share of Debt
05/12/07	TDC Inland Lakemoor	Shops at Lakemoor	Lakemoor	IL	74 Acres	48%	$ 6,868	$ 10,263

Debt Schedule

Mortgagee	Rate / Type	Maturity	Balance
Bank of America	3.98% Variable	August 2011	$ 21,382

(In thousands except per share and square footage data)

Unconsolidated Joint Ventures (continued)

Joint Venture with Inland Real Estate Exchange

Date	Entity	Property	City	State	GLA	IRC % Interest	IRC Investment	IRC Share of Debt
12/27/07	IRC/IREX Venture	AT&T	Davenport	IA	75,000	80.55%	$ 4,332	$ 7,396
12/27/07	IRC/IREX Venture	AT&T	Evansville	IN	102,530	80.55%	5,775	7,547
12/27/07	IRC/IREX Venture	AT&T	Joplin	MO	75,000	80.55%	4,332	6,202
					252,530		$ 14,439	$ 21,145

Debt Schedule

Mortgagee	Rate / Type	Maturity	Balance
Parkway Bank	6.20% Fixed	December 2012	$ 9,182
Parkway Bank	6.20% Fixed	December 2012	9,369
Parkway Bank	6.20% Fixed	December 2012	7,699
Total / Weighted Average	6.20%Fixed		$ 26,250

(In thousands except per share and square footage data)

Unconsolidated Joint Ventures (continued)

Joint Venture Development Summary

Project / Entity	MSA	IRC % Interest(1)	Projected Completion Date	Projected Owned GLA	Projected Total GLA	Percent of Owned GLA Pre-leased / Committed	Total Estimated Project Cost	Cost Incurred as of March 31, 2008	Major Tenants and Non-owned Anchors
Savannah Crossing – IL TMK/Inland Aurora Venture LLC	Chicago	40%	Q4 2008	35,000	265,000	70.5%	$ 11,700	$ 5,450	Wal-Mart (non-owned) Walgreen's
North Aurora Towne Centre Phase I (Outlots) – IL NARE/Inland North Aurora Venture LLC	Chicago	45%	Q2 2009	100,000	200,000	55.6%	35,800	17,198	Target (non-owned) JC Penney (non-owned) Best Buy La-Z-Boy
North Aurora Towne Centre Phase II – IL NARE/Inland North Aurora Venture II LLC	Chicago	45%	Q2 2009	165,000	230,000	-	26,700	10,411	Target (non-owned) JC Penney (non-owned) Ashley Furniture (non-owned)
North Aurora Towne Centre Phase III – IL NARE/Inland North Aurora Venture III LLC	Chicago	45%	Q4 2010	100,000	375,000	-	37,500	23,876	Target (non-owned) JC Penney (non-owned)
Tuscany Village – FL Paradise	Orlando	15%	Q4 2009	240,000	330,000	-	58,700	15,111	-
Orchard Crossing – IN PTI Ft. Wayne, LLC	Fort Wayne	85%	Q1 2009	120,000	260,000	51.6%	26,700	12,361	Target (non-owned)
Southshore Shopping Center – ID PTI Boise, LLC	Boise	85%	Q4 2009	90,000	90,000	-	13,700	295	-
Shops at Lakemoor - IL TDC Inland Lakemoor LLC	Chicago	48%	Q4 2009	240,000	535,000	-	94,700	29,240	-
Lantern Commons PTI Westfield, LLC	Indianapolis	85%	Q4 2010	170,000	440,000	-	65,900	19,361	-
Totals/WTD Avg				1,260,000	2,725,000	11.3%	$ 371,400	$ 133,303	

(1) The Company owns the development properties through joint ventures and earns a preferred return and then its pro rata share of earnings.

31

(In thousands except per share and square footage data)

Unconsolidated Joint Ventures (continued)

IREX Joint Venture Property Status

Property	Location	% TIC Ownership		Pro Rata Share of Acquisition Fee		Acquisition Fee Earned for the three months ended March 31, 2008		Estimated Annualized Property Management Fee
FMC Technologies (1)	Houston, TX	100%	$	1,525		19		28
Apria Healthcare (1)	Schaumburg, IL	100%		205		34		15
Delavan Crossing(1)	Delavan, WI	100%		241		241		40
Rainbow Foods (1)	West St. Paul, MN	100%		143		23		9
Greenfield Commons	Aurora, IL	0%		150		-		23
AT&T(1)	Davenport, IA	19.45%		329		64		28
AT&T(1)	Evansville, IN	19.45%		450		87		30
AT&T(1)	Joplin, MO	19.45%		329		64		24
			$	3,372	$	532	$	197

(1) These properties are not consolidated because upon the first sale of equity interest through the private placement offerings, the Company accounts for its equity interest under the equity method of accounting.

(In thousands except per share and square footage data)

Unconsolidated Joint Ventures – Balance Sheets

		March 31, 2008	December 31, 2007
Balance Sheet:			
Assets:			
Cash	$	17,650	21,600
Investment in real estate, net		464,106	493,667
Construction in progress		133,257	135,890
Acquired lease intangibles, net		53,364	59,750
Accounts and rents receivable		13,988	13,113
Restricted cash		4,769	8,338
Leasing commissions, net		1,187	850
Loan fees, net		2,035	2,153
Other assets		4,296	6,939
Total assets	$	694,652	742,300
Liabilities:			
Accounts payable and accrued expenses	$	4,771	7,978
Acquired lease intangibles, net		7,444	7,760
Accrued interest		1,368	1,300
Accrued real estate taxes		12,405	12,969
Security and other deposits		437	430
Mortgage payable		403,925	401,667
Prepaid rents and unearned income		4,711	3,863
Other liabilities		6,062	11,983
Total liabilities		441,123	447,950
Equity:			
Inland		146,847	141,447
Other partners		106,682	152,903
Total equity		253,529	294,350
Total liabilities and equity	$	694,652	742,300

Unconsolidated joint ventures had mortgages payable of $403,925 and $401,667 as of March 31, 2008 and December 31, 2007, respectively. The Company's proportionate share of these loans was $212,267 and $182,655 as of March 31, 2008 and December 31, 2007, respectively. As the debt is non-recourse, the Company is only liable up to its investment in the joint ventures.

Supplemental Financial Information
For the three months ended March 31, 2008
(In thousands except per share and square footage data)

Unconsolidated Joint Ventures – Statements of Operations (unaudited)

	Three months ended March 31, 2008	Three months ended March 31, 2007
Revenues:		
Rental income	$ 11,521	10,289
Tenant recoveries	5,154	4,908
Other property income	126	111
Total revenues	16,801	15,308
Expenses:		
Property operating expenses	3,213	2,759
Real estate tax expense	3,466	3,667
Depreciation and amortization	5,671	5,069
General and administrative expenses	49	37
Total expenses	12,399	11,532
Operating income	4,402	3,776
Other income (expense)	1,410	2,231
Interest expense	(4,464)	(3,860)
Income from continuing operations	$ 1,348	2,147
IRC's pro rata share	$ 962	1,933

Property List

As of March 31, 2008, we owned 129 investment properties, comprised of 26 single-user retail properties, 62 Neighborhood Retail Centers, 16 Community Centers, and 25 Power Centers. These investment properties are located in the states of Florida (1), Illinois (80), Indiana (6), Michigan (1), Minnesota (28), Missouri (1), Nebraska (1), Ohio (3), Tennessee (1) and Wisconsin (7). Tenants of the investment properties are responsible for the payment of some or all of the real estate taxes, insurance and common area maintenance.

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy	Anchor Tenants (a)
Single-User					
Bally's Total Fitness St. Paul, MN	43,000	09/99	1998	100%	Bally's Total Fitness
Carmax Schaumburg, IL	93,333	12/98	1998	100%	Carmax
Carmax Tinley Park, IL	94,518	12/98	1998	100%	Carmax
Circuit City Traverse City, MI	21,337	01/99	1998	100%	Circuit City (b)
Cub Foods Arden Hills, MN	68,442	03/04	2003	100%	Cub Foods
Cub Foods Buffalo Grove, IL	56,192	06/99	1999	100%	Cub Foods (b)
Cub Foods Hutchinson, MN	60,208	01/03	1999	100%	Cub Foods (b)
Cub Foods Indianapolis, IN	67,541	03/99	1991	100%	Cub Foods (b)
Cub Foods Plymouth, MN	67,510	03/99	1991	100%	Cub Foods
Disney Celebration, FL	166,131	07/02	1995	100%	Walt Disney World
Dominick's Countryside, IL	62,344	12/97	1975 / 2001	100%	Dominick's Finer Foods
Dominick's Glendale Heights, IL	68,879	09/97	1997	100%	Dominick's Finer Foods (b)
Dominick's Hammond, IN	71,313	05/99	1999	100%	Food 4 Less
Dominick's Schaumburg, IL	71,400	05/97	1996	100%	Dominick's Finer Foods
Eckerd Drug Store Chattanooga, TN	10,908	05/02	1999	100%	Eckerd Drug Store
Hollywood Video Hammond, IN	7,488	12/98	1998	100%	None
Home Goods Store Coon Rapids, MN	25,145	10/05	2005	100%	Home Goods

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy	Anchor Tenants (a)
Single-User					
Michael's Coon Rapids, MN	24,240	07/02	2001	100%	Michael's
Petsmart Gurnee, IL	25,692	04/01	1997	100%	Petsmart
Pic 'N Save Waupaca, WI	63,780	03/06	2002	100%	Pic 'N Save
Riverdale Commons Outlot Coon Rapids, MN	6,566	03/00	1999	100%	None
Spingbrook Market West Chicago, IL	78,158	01/98	1990	100%	Springbrook Market
Staples Freeport, IL	24,049	12/98	1998	100%	Staples
Tweeter Home Entertainment Schaumburg, IL	9,988	09/99	1998	100%	None
Verizon Joliet, IL	4,504	05/97	1995	100%	None
Walgreens Jennings, MO	15,120	10/02	1996	100%	Walgreen's (c)
Neighborhood Retail Centers					
22nd Street Plaza Outlot Oakbrook Terrace, IL	9,970	11/97	1985/2004	100%	None
Aurora Commons Aurora, IL	126,908	01/97	1988	100%	Jewel Food Stores
Berwyn Plaza Berwyn, IL	18,138	05/98	1983	100%	Justice Produce
Big Lake Town Square Big Lake, MN	67,858	01/06	2005	100%	Coborn's Super Store
Brunswick Market Center Brunswick, OH	119,540	12/02	1997 / 1998	98%	Buehler's Food Markets
Butera Market Naperville, IL	67,632	03/95	1991	100%	Butera Finer Foods
Byerly's Burnsville Burnsville, MN	72,365	09/99	1988	100%	Byerly's Food Store Erik's Bike Shop
Caton Crossing Plainfield, IL	83,792	06/03	1998	96%	Strack & Van Til

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy	Anchor Tenants (a)
Neighborhood Retail Centers					
Cliff Lake Center Eagan, MN	73,582	09/99	1988	92%	None
Downers Grove Market Downers Grove, IL	104,449	03/98	1998	100%	Dominick's Finer Foods
Eastgate Shopping Ctr Lombard, IL	131,601	07/98	1959 / 2000	82%	Schroeder's Ace Hardware Illinois State of Secretary
Edinburgh Festival Brooklyn Park, MN	91,536	10/98	1997	92%	Knowlan's Super Market
Elmhurst City Center Elmhurst, IL	39,090	02/98	1994	100%	Walgreen's (c)
Fox Run Square Naperville, IL	143,512	01/08	1986	97%	Ace Hardware Dominick's Finer Foods
Gateway Square Hinsdale, IL	40,170	03/99	1985	100%	None
Golf Road Shopping Center Niles, IL	26,109	04/97	1982	86%	None
Goodyear Montgomery, IL	12,903	09/95	1991	100%	None
Grand and Hunt Club Gurnee, IL	21,222	12/96	1996	54%	None
Greenfield Commons Aurora, IL	32,258	10/07	2005	100%	Factory Card Outlet Office Depot
Hartford Plaza Naperville, IL	43,762	09/95	1995	100%	The Tile Shop
Hawthorn Village Vernon Hills, IL	98,806	08/96	1979	97%	Dominick's Finer Foods Deal's
Hickory Creek Marketplace Frankfort, IL	55,831	08/99	1999	97%	None
High Point Center Madison, WI	86,004	04/98	1984	68%	None
Homewood Plaza Homewood, IL	19,000	02/98	1993	100%	Office Depot
Iroquois Center Naperville, IL	140,981	12/97	1983	97%	Sears Logistics Services Planet Fitness Big Lots

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy	Anchor Tenants (a)
Neighborhood Retail Centers					
Mallard Crossing Elk Grove Village, IL	82,929	05/97	1993	97%	Food 4 Less
Maple Grove Retail Maple Grove, MN	79,130	09/99	1998	91%	Rainbow
Medina Marketplace Medina, OH	72,781	12/02	1956 / 1999	100%	Giant Eagle, Inc
Mundelein Plaza Mundelein, IL	16,803	03/96	1990	79%	None
Nantucket Square Schaumburg, IL	56,981	09/95	1980	95%	Go Play
Northgate Center Sheboygan, WI	73,647	04/05	2003	98%	Piggly Wiggly
Oak Forest Commons Oak Forest, IL	108,330	03/98	1998	97%	Food 4 Less
Oak Forest Commons Ph III Oak Forest, IL	7,424	06/99	1999	38%	None
Oak Lawn Town Center Oak Lawn, IL	12,506	06/99	1999	100%	None
Orland Greens Orland Park, IL	45,031	09/98	1984	97%	Shoe Carnival Dollar Tree
Orland Park Retail Orland Park, IL	8,500	02/98	1997	80%	None
Park Square Brooklyn Park, MN	137,109	08/02	1986 / 1988	94%	Fashion Bug Rainbow
Park St. Claire Schaumburg, IL	11,859	12/96	1994	35%	None
Plymouth Collection Plymouth, MN	45,915	01/99	1999	89%	Golf Galaxy
Quarry Outlot Hodgkins, IL	9,650	12/96	1996	100%	None
Riverplace Center Noblesville, IN	74,414	11/98	1992	98%	Kroger Fashion Bug
River Square S/C Naperville, IL	58,260	06/97	1988	92%	None

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy	Anchor Tenants (a)
Neighborhood Retail Centers					
Rose Plaza Elmwood Park, IL	24,204	11/98	1997	100%	Binny's
Rose Plaza East Naperville, IL	11,658	01/00	1999	100%	None
Rose Plaza West Naperville, IL	14,335	09/99	1997	41%	None
Schaumburg Plaza Schaumburg, IL	61,485	06/98	1994	92%	Sears Hardware
Shannon Square Shoppes Arden Hills, MN	29,196	06/04	2003	92%	None
Shingle Creek Brooklyn Center, MN	39,456	09/99	1986	91%	None
Shops at Coopers Grove Country Club Hills, IL	72,518	01/98	1991	23%	None
Six Corners Chicago, IL	80,650	10/96	1966/2005	97%	Bally Total Fitness Office Depot
St. James Crossing Westmont, IL	49,994	03/98	1990	92%	None
Stuart's Crossing St. Charles, IL	85,529	07/99	1999	93%	Jewel Food Stores
Townes Crossing Oswego, IL	105,989	08/02	1988	98%	Jewel Food Stores
V. Richard's Plaza Brookfield, WI	107,952	02/99	1985	96%	V. Richards Market Guitar Center
Wauconda Crossing Wauconda, IL	90,290	09/06	1997	99%	Dominicks Finer Foods (b) Walgreen's
Wauconda Shopping Ctr Wauconda, IL	31,037	05/98	1988	100%	Dollar Tree
West River Crossing Joliet, IL	32,452	08/99	1999	96%	None
Western & Howard Chicago, IL	11,974	04/98	1985	100%	None

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy	Anchor Tenants (a)
Neighborhood Retail Centers					
Wilson Plaza Batavia, IL	11,160	12/97	1986	88%	None
Winnetka Commons New Hope, MN	42,415	07/98	1990	91%	Frattalone's Hardware
Wisner/Milwaukee Plaza Chicago, IL	14,677	02/98	1994	72%	None
Woodland Heights Streamwood, IL	120,436	06/98	1956/1997	94%	Jewel Food Stores U.S. Postal Service
Community Centers					
Apache Shoppes Rochester, MN	60,780	12/06	2005/2006	100%	Cost Plus World Market Linens 'N Things
Bergen Plaza Oakdale, MN	262,720	04/98	1978	92%	K-Mart Rainbow Dollar Tree
Bohl Farm Marketplace Crystal Lake, IL	97,287	12/00	2000	99%	Linens & Things Barnes & Noble Dress Barn
Burnsville Crossing Burnsville, MN	97,310	09/99	1989	89%	Schneiderman's Furniture Petsmart
Chestnut Court Darien, IL	170,027	03/98	1987	88%	Office Depot Powerhouse Gym Loyola Medical Center Stein Mart
Fashion Square Skokie, IL	84,580	12/97	1984	80%	Office Depot
Fashion Square II Skokie, IL	7,151	11/04	1984	100%	None
Four Flaggs Annex Niles, IL	21,425	11/02	1973 / 2001	100%	Factory Card Outlet

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy	Anchor Tenants (a)
Community Centers					
Four Flaggs Niles, IL	306,661	11/02	1973 / 1998	91%	Wickes Furniture (d) Jewel Food Stores Office Depot Petsmart Jo-Ann Fabrics Books-A-Million Global Rehabilitation Clinic
Lake Park Plaza Michigan City, IN	229,639	02/98	1990	94%	Wal-Mart Valuland (b) Jo Ann Fabrics Factory Card Outlet
Park Center Plaza Tinley Park, IL	194,599	12/98	1988	89%	Central Grocers Bally's Total Fitness The Furniture Box Chuck E. Cheese
Quarry Retail Minneapolis, MN	281,648	09/99	1997	99%	Home Depot Rainbow Petsmart Office Max Old Navy Party City
Springboro Plaza Springboro, OH	154,034	11/98	1992	100%	K-Mart Kroger
Two Rivers Plaza Bolingbrook, IL	57,900	10/98	1994	100%	Marshall's Factory Card Outlet
Village Ten Coon Rapids, MN	211,472	08/03	2002	98%	Lifetime Fitness Cub Foods Dollar Tree Stores
Woodland Commons Buffalo Grove, IL	170,398	02/99	1991	94%	Dominick's Finer Foods Jewish Community Center
Power Centers					
Baytowne Shoppes/Square Champaign, IL	118,542	02/99	1993	100%	Staples Berean Bookstore Petsmart Famous Footwear

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy	Anchor Tenants (a)
Power Centers					
Crystal Point Crystal Lake, IL	339,898	07/04	1976/1998	100%	Best Buy K-Mart Bed, Bath & Beyond The Sports Authority Cost Plus Borders Books Office Depot
Deer Trace Kohler, WI	149,881	07/02	2000	98%	Elder Beerman TJ Maxx Michael's Dollar Tree
Deer Trace II Kohler, WI	24,410	08/04	2003/2004	100%	None
Joliet Commons Joliet, IL	158,922	10/98	1995	92%	Cinemark Petsmart Barnes & Noble Old Navy MC Sports
Joliet Commons Ph II Joliet, IL	40,395	02/00	1999	100%	Office Max
Lansing Square Lansing, IL	233,508	12/96	1991	76%	Sam's Club
Mankato Heights Mankato, MN	155,173	04/03	2002	100%	TJ Maxx Michael's Old Navy Pier One
Maple Park Place Bolingbrook, IL	218,762	01/97	1992/2004	100%	Powerhouse Gym Office Depot Jo Ann Fabrics Sportmart Best Buy
Naper West Naperville, IL	164,812	12/97	1985	88%	Barrett's Home Theater Store
Naper West Ph II Naperville, IL	50,000	10/02	1985	73%	JoAnn Fabrics
Park Avenue Centre Highland Park, IL	64,943	06/97	1996/2005	67%	Staples Sam's Wine & Spirits
Park Place Plaza St. Louis Park, MN	84,999	09/99	1997/2006	100%	Office Max Petsmart

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy	Anchor Tenants (a)
Power Centers					
Pine Tree Plaza Janesville, WI	187,413	10/99	1998	100%	Gander Mountain TJ Maxx Staples Michaels Stores Old Navy LLC Petco Famous Footwear
Riverdale Commons Coon Rapids, MN	168,277	09/99	1998	79%	Rainbow Wickes Furniture (d) Office Max Petco Party City
Rivertree Court Vernon Hills, IL	298,862	07/97	1988	97%	Best Buy Kerasotes Theaters Office Depot TJ Maxx Petsmart Michaels Stores Ulta Salon Old Country Buffet
Rochester Marketplace Rochester, MN	70,213	09/03	2001 / 2003	100%	Staples PetsMart
Salem Square Countryside, IL	112,310	08/96	1973 / 1985	100%	TJ Maxx Marshall's
Schaumburg Promenade Schaumburg, IL	91,831	12/99	1999	100%	Linens and Things Pier 1 Imports DSW Shoe Warehouse
Shakopee Valley Shakopee, MN	146,430	12/02	2000 / 2001	100%	Kohl's Office Max
Shakopee Valley Outlot Shakopee, MN	12,285	03/06	2007	100%	None
Shoppes at Grayhawk Omaha, NE	221,000	02/06	2001/2004	98%	Lowe's Michael's
Shops at Orchard Place Skokie, IL	165,141	12/02	2000	94%	Best Buy DSW Shoe Warehouse Ulta Salon Pier 1 Imports Petco Walter E. Smithe Factory Card Outlet

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy	Anchor Tenants (a)
Power Centers					
University Crossing Mishawaka, IN	111,651	10/03	2003	87%	Marshall's Babies R Us Petco Dollar Tree Stores Pier One Imports
Woodfield Plaza Schaumburg, IL	177,160	01/98	1992	100%	Kohl's Wickes Furniture (d) Barnes & Noble Joseph A. Banks Clothiers
Total	10,947,930			94%	

As of March 31, 2008, we owned 17 investment properties through our joint ventures, comprised of 3 Single User, 7 Neighborhood Retail Centers, 3 Community Centers, 1 Lifestyle Center, and 3 Power Centers. These investment properties are located in the states of Illinois (12), Indiana (1), Iowa (1), Minnesota (1), Missouri (1) and Wisconsin (1). Tenants of the investment properties are responsible for the payment of some or all of the real estate taxes, insurance and common area maintenance.

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy	Anchor Tenants (a)
Single User					
AT&T Davenport, IA	75,000	12/07	2007	100%	AT &T
AT&T Evansville, IN	102,530	12/07	1996/2007	100%	AT &T
AT&T Joplin, MO	75,000	12/07	2007	100%	AT &T
Neighborhood Retail Centers					
Cobbler Crossing Elgin, IL	102,643	05/97	1993	97%	Jewel Food Stores
Forest Lake Marketplace Forest Lake, MN	93,853	09/02	2001	100%	MGM Liquor Warehouse Cub Foods
Mapleview Grayslake, IL	114,804	03/05	2000	94%	Jewel Food Stores
Marketplace at 6 Corners Chicago, IL	117,000	11/98	1997	100%	Jewel Food Store Marshall's Dept. Store

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy	Anchor Tenants (a)
Neighborhood Retail Centers					
Shops of Mill Creek Palos Park, IL	102,422	03/98	1989	95%	Jewel Food Store
Ravinia Plaza Orland Park, IL	101,384	11/06	1990	82%	Borders Pier 1 Imports
Regal Showplace Crystal Lake, IL	97,040	03/05	1998	94%	Regal Cinemas
Community Centers					
Chatham Ridge Chicago, IL	175,754	02/00	1999	98%	Cub Foods (b) Marshall's Dept. Store Bally Total Fitness
Greentree Center & Outlot Caledonia, WI	165,138	02/05	1990/1993	100%	Pic n Save K-Mart
Thatcher Woods River Grove, IL	188,213	04/02	1969/1999	100%	Walgreens A.J. Wright Olson's Ace Hardware Hanging Garden Banquet Binny's Beverage Depot Dominick's Finer Foods
Lifestyle Center					
Algonquin Commons Algonquin, IL	544,354	03/06	2004/2005	91%	Circuit City PetsMart Office Max Wickes Furniture (d) Barrett's Home Theater Border's Pottery Barn Old Navy DSW Warehouse Dick's Sporting Goods Trader Joe's
Power Center					Ulta
Orland Park Place Orland Park, IL	599,664	04/05	1980/1999	97%	K & G Superstore Old Navy Cost Plus World Market Stein Mart Tiger Direct Barnes & Noble

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy	Anchor Tenants (a)
					DSW Shoe Warehouse
					Bed, Bath & Beyond
					Sports Authority
					Binny's Beverage Depot
					Office Depot
					Dick's Sporting Goods
					Marshall's
					Filene's Basement
Randall Square Geneva, IL	216,485	05/99	1999	99%	Marshall's Dept. Store
					Bed, Bath & Beyond
					Old Navy
					Factory Card Outlet
					Shoe Carnival
					Petsmart
					Michaels Stores
Woodfield Commons E/W Schaumburg, IL	207,452	10/98	1973, 1975 1997	99%	Toys R Us
					Luna Carpets
					Cost Plus World Market
					Party City
					Discovery Clothing
					Harlem Furniture
					REI
Total	3,078,736			96%	Steve & Barry's
Total /Weighted Average	14,026,666			95%	

(a)   Anchor tenants are defined as any tenant occupying 10,000 or more square feet. The trade name is used which may be different than the tenant name on the lease.

(b)   We continue to receive rent from tenants who have vacated but are still obligated under their lease terms. These tenants continue to pay an amount equal to the contractual obligations under their lease.

(c)   Beginning with the earlier date listed, pursuant to the terms of the lease, the tenant has a right to terminate prior to the lease expiration date.

(d)   In February 2008, Wickes Furniture filed for bankruptcy and is liquidating. All leases have been rejected. Wickes Furniture represented approximately one percent of our total base rent in 2007. We are actively marketing these spaces to release them when vacated by the tenant in a timely fashion in order to limit the potential lost revenue. A lease has already been signed for the Minnesota location which includes expansion of the gross leasable area of the investment property